UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosures Report

ELECSYS CORPORATION
(Exact name of registrant as specified in its charter)

KANSAS	0-22760	48-1099142
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Identification Employer No.)

846 N. Mart-Way Court, Olathe, Kansas	66061
(Address of principal executive offices)	(Zip Code)

Todd A. Daniels
(913) 647-0158
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report.

The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed herewith as Exhibit 1.01, and is publicly available at:  http://www.elecsyscorp.com/investorrelations.

Item 1.02   Exhibit

The information set forth in Item 1.01 of this Report SD is incorporated into this Item 1.02 by reference.

Section 2 – Exhibits

Item 2.01    Exhibits

Exhibit 1.01   Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 4, 2014

ELECSYS CORPORATION

By:	/s/ Todd A. Daniels
Todd A. Daniels
Vice President and Chief Financial Officer